NOCTURNE ACQUISITION CORPORATION

P.O. Box 25739

Santa Ana, CA 92799

December 29, 2023

VIA EDGAR

Conlon Danberg

Lauren Nguyen

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nocturne Acquisition Corporation

Registration Statement on Form S-4

(File No. 333-273986)
Originally filed on August 14, 2023, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nocturne Acquisition Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective on Friday, December 29, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Stephen Leitzell, Esq. of Dechert LLP, counsel to the Registrant, at (215) 994-2621 or by an email to stephen.leitzell@dechert.com.

Thank you for your assistance. If you should have any questions, please contact Mr. Leitzell at (215) 994-2621.

Very truly yours,

/s/ Ka Seng (Thomas) Ao
Ka Seng (Thomas) Ao Chief Financial Officer